William J. “Jody” Billiard Vice President, Controller and Chief Accounting Officer

Via EDGAR (Correspondence)
July 9, 2010
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and
     Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Coca-Cola Bottling Co. Consolidated Form 10-K for Fiscal Year Ended January 3, 2010 Filed March 18, 2010 File No. 000-09286
Dear Mr. Reynolds:
This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the annual report on Form 10-K of Coca-Cola Bottling Co. Consolidated for the year ended January 3, 2010, as set forth in your letter dated July 6, 2010.
Pursuant to my telephone conversation with Erin Wilson on July 7, 2010, we respectfully request an extension of time to respond to the Commission’s comments until August 6, 2010. We are requesting this extension because certain individuals necessary to the preparation of our response will be unavailable due to previously scheduled summer travel plans.
Thank you for your consideration of our request. Please call me at 704-557-4219 if you have any questions or require any additional information.
Very truly yours,
/s/William J. Billiard
William J. Billiard
Vice President, Controller and
Chief Accounting Officer
4115 Coca-Cola Plaza, Charlotte, North Carolina 28211